Exhibit 11.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES
RECONCILIATION OF BASIC AND DILUTED NET INCOME PER COMMON SHARE

(Expressed in thousands of United States dollars, except for share amounts)

A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

		Shares
	Income	outstanding and	Amount per
	(unaudited)	equivalents	Share

Quarter ended March 31, 2003
Basic EPS	$67,528	48,179,805	$1.40
Diluted EPS	$67,528	48,259,651	$1.40
Quarter ended March 31, 2002
Basic EPS	$43,507	48,172,776	$0.90
Diluted EPS	$43,507	48,265,701	$0.90

18